1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

February 29, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey

Re:	Managed High Yield Plus Fund Inc. (“Registrant”)

File No. 811-08765

Dear Ms. Dubey:

This letter responds to comments that you provided to Stephen T. Cohen and Tiina E. Vaisanen of Dechert LLP in a telephonic discussion on February 24, 2016 with respect to the preliminary proxy materials filed pursuant to Section 14(a) under the Securities Exchange Act of 1934, as amended, on February 16, 2016. We have summarized the comments of the staff of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

1.	Comment: Please disclose the estimated overall cost of the proxy solicitation borne by the Registrant. The staff notes that the current disclosure only includes fees paid to the proxy solicitor.

Response:  The Registrant notes that Item 4(a)(3) of Schedule 14A requires that, for any paid solicitor, the Registrant state “the cost or anticipated cost thereof.” The Registrant further notes that Item 4(a)(4) of Schedule 14(a) requires that the Registrant “[s]tate the names of the persons by whom the cost of solicitation has been or will be borne, directly or indirectly.” The Registrant believes that the proxy statement complies with these requirements. On page 6 of the proxy statement, the Registrant states that “the cost of engaging the proxy solicitor and related costs will be approximately $48,000.” On page 1 of the proxy statement, the Registrant states that the cost of the solicitation of proxies “will be borne by the [Registrant].” The Registrant therefore respectfully declines to make changes in response to this comment.

2.

Comment:  Please clarify why the Registrant’s Board of Directors (the “Board”) and UBS Asset Management (Americas) Inc. believe that a significant percentage of the Registrant’s shareholder base may not wish to see the Registrant continue to operate, as stated on page 3 of the proxy statement.

Response:  The Registrant has revised the proxy statement accordingly.

3.	Comment: Please disclose why the Board concluded that it could not reasonably recommend to the Registrant’s shareholders the approval of an unaffiliated investment manager to serve as the Registrant’s investment manager, as stated on page 3 of the proxy statement.

Response:  The Registrant has revised the proxy statement accordingly.

4.	Comment: On page 3 of the proxy statement, please clarify the date on which the “then-current NAV per share of common stock” of the Registrant is calculated for purposes of paying the Registrant’s liquidation proceeds to shareholders.

Response:  The Registrant has revised the proxy statement accordingly.

*        *         *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Keith A. Weller

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